Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 5, 2013 (August 6, 2013 as to the effects for the 50 for 1 forward stock split and September 8, 2013 as to the effects for the 1.0113946 for 1 forward stock split described in Note 17) relating to the consolidated financial statements and financial statement schedule of ClubCorp Holdings, Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the payment of a cash distribution on December 27, 2012) appearing in Registration Statement No. 333-189912 on Form S-1 of ClubCorp Holdings, Inc.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

September 24, 2013